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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number  0-20139

                                 Diacrin, Inc.
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             (Exact name of registrant as specified in its charter)

     Building 96, 13th Street, Charlestown Navy Yard, Charlestown, MA 02129
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

(1) Common Stock Purchase Warrants (original date of issue: 11/14/91) and
(2) Units, each consisting of one share of Common Stock, $.01 par value, and one Common Stock Purchase Warrant (original date of issue: 2/12/96).
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            (Title of each class of securities covered by this Form)

Common Stock, $.01 par value; Common Stock Purchase Warrant included in the Units (original date of issue: 2/12/96)
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   /X/            Rule 12h-3(b)(1)(i)   /X/
           Rule 12g-4(a)(1)(ii)  / /            Rule 12h-3(b)(1)(ii)  / /
           Rule 12g-4(a)(2)(i)   / /            Rule 12h-3(b)(2)(i)   / /
           Rule 12g-4(a)(2)(ii)  / /            Rule 12h-3(b)(2)(ii)  / /
                                                Rule 15d-6            / /

    Approximate number of holders of record as of the certification of notice date: 0 for each class of security covered by this form.

    Pursuant to the requirements of the Securities Exchange Act of 1934 (Diacrin, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 6, 1997                 By: /s/ Thomas H. Fraser
                                           ----------------------------------
                                           Thomas H. Fraser, President and
                                           Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-e and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.



SEC 2069 (8-96)